United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No.____)

Prime Retail Inc.
(Name of Issuer)

Prime Retail 10.5% Series A Senior Cumulative Preferred Stock
$ 0.01 par value
(Title of Class of Securities)

741570-20-4
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, OH 44122-5525  (216) 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2001
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)
1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/ /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number  of Shares	7	Sole Voting		27,700
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive	27,700

10	Shared Dispositive

11	Aggregate Amount Beneficially owned	131,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 5.70%

14	Type of Reporting Person	IN


















1	Name of Reporting Person	Tamra F. Gould

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		PF

5	Check if Disclosure of Legal Proceedings

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting		17,100
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
			9	Sole Dispositive	17,100

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned 	27,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)  1.18%

14	Type of  Reporting Person	IN


















1	Name of Reporting Person	Gould Trading Company

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		WC

5	Check if disclosure of Legal Proceedings

6	Citizenship or Place of Organization	USA

Number of Shares	7	Sole Voting
Beneficially owned
By Each Reporting	8	Shared Voting		10,000
Person With
9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.435%

14	Type of Reporting Person	CO


















1	Name of Reporting Person	Pleasant Lake Apts Corp

2	If a member group		a)	/ /
b)	/X/

3	SEC use only

4	Source of Funds		WO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
			9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.435%

14	Type of Reporting Person	CO


















1	Name of Reporting Person	Pleasant Lake Apts
					Limited Partnership

2	If a member group		a)	/ /
b)	/X/

3	SEC Use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		10,000
Person With
9	Sole Dispositive

10	Shared Dispositive	10,000

11	Aggregate Amount Beneficially owned	10,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class represented by amount in row (11)  0.435%

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Ramat Securities Ltd

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds		WC

5 	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization		USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting	8	Shared Voting		103,500
Person With
9	Sole Dispositive

10	Shared Dispositive	103,500

11	Aggregate Amount Beneficially owned	103,500

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 4.5 %

14	Type of Reporting Person		BD

















Item 1		Security and Issuer

Prime Retail 10.5% Series A Senior Cumulative Preferred Stock
CUSIP 741570-20-4

Prime Retail, Inc.	100 East Pratt Street, 19th Floor
			Baltimore, Maryland 21202
			(410) 234-0782

Item 2	 	Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a 100% owner of Pleasant Lake Apts. Corp. and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts. Corp. Pleasant Lake Apts. Corp is the General Partner of Pleasant Lake Apts. Limited Partnership.

Howard Amster is an 83% owner of Ramat Securities Ltd.  Howard
Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd. David Zlatin is a 17% owner of Ramat Securities Ltd. David Zlatin has sole voting and dispositive power of any securities owned by Ramat Securities Ltd. David Zlatin can by reason of his ownership in Ramat Securities Ltd can be deemed beneficial owner of any securities owned by Ramat Securities Ltd.
David Zlatin can be deemed to be the beneficial owner of 8,518 shares. David Zlatin disclaims being a member of this group and therefore, such 8,518 shares are not included in this filing.

Tamra F. Gould is a 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

a)	Howard Amster

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation-Principal, Ramat Securities Ltd, securities firm- 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	Tamra F. Gould

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation-Securities Trader, Tamar Securities,
Broker Dealer, 23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	Tamra F. Gould has not been convicted in any criminal
proceedings (excluding traffic violations or similar misdemeanors if any) within the last five years.

e)	Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Gould Trading Company, 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors or shareholders of Gould Trading
Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Gould Trading
Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apts. Corp., 25812 Fairmount Blvd, Beachwood, OH 44122
Investments
d)	Neither the officers, directors or shareholders of Pleasant Lake
Apts. Corp have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or shareholders of Pleasant Lake
Apts. Corp have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lake Apts. Limited Partnership, 7530 Lucerne Dr #101 Middleburg Heights, OH 44130
Investments
d)	Neither the officer, directors or partners of Pleasant Lake
Apts. Limited Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the officers, directors or partners of Pleasant Lake
Apts. Limited Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd, 23811 Chagrin Blvd #200, Beachwood, OH 44122
Broker Dealer
d)	Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

a)	David Zlatin

b)	23811 Chagrin Blvd, #200, Beachwood, OH 44122-5525

c)	Present principal occupation-Principal, Ramat Securities Ltd securities firm-23811 Chagrin Blvd #200, Beachwood, OH 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.







Item 3		Source and Amount of Funds or Other Consideration

Howard Amster, in his retirement accounts purchased all Prime
Retail 10.5% Series A Preferred Stock with personal funds without borrowing. The total consideration for the purchases is $ 364,837.45.

Tamra F. Gould in her retirement accounts purchased all Prime
Retail 10.5% Series A Preferred Stock with personal funds without borrowing. The total consideration for the purchases is $ 331,643.54.

Gould Trading Company purchased all Prime Retail 10.5% Series A
Preferred Stock with working capital without borrowing. The total consideration of the purchases is $ 140,281.50.

Pleasant Lake Apts. Limited Partnership purchased all Prime
Retail 10.5% Series A Preferred Stock with partnership funds without borrowing. The total consideration of the purchases is $ 136,657.00

Ramat Securities Ltd purchased all Prime Retail 10.5% Series A
Preferred Stock with working capital without borrowing. The total consideration of the purchases is $ 865,617.64.

Item 4		Purpose of Transaction

Howard Amster, Tamra F. Gould, Gould Trading Company,
Pleasant Lake Apts. Limited Partnership, & Ramat Securities Ltd acquired their shares for purposes of investment.

Mr. Amster has asked to be a director nominee of Prime Retail Inc. Mr. Amster has no plans or proposals for management of the issuer.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following except as noted above;

a	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c	A sale or transfer or a material amount of assets of the
issuer or any of its subsidiaries;

d	Any change in the present board of directors or management
of the issuer, including any plans or proposals to change the number of terms of directors or fill any existing vacancies on the board other than set forth in above;

e	Any material change in the present capitalization or
dividend policy of the issuer;

f	Any other material in the issuer's business or corporate structure;

g	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i	A class of equity securities of the issuer becoming eligible for
Termination of registration pursuant to Section 12(g)(4) of the Act; or

j	Any action similar to any of those enumerated above.

Item 5		Interest in Securities of the Issuer

(a)(b)	The aggregate amount owned by the Reporting Persons is
168,300 Class A shares or 7.31% of the outstanding Class A shares. In addition, the aggregate amount owned by the Reporting Persons is 1,080,005 Class B shares or 13.7965% of the outstanding Class B shares and 813,674 common shares or 1.867% of the outstanding common shares.

Howard Amster and in his retirement accounts owns 27,700 Class A shares or 1.2% of the Class A outstanding shares. In addition, Howard Amster and in his retirement accounts owns 917,025 Class B shares or 11.7145% of the Class B outstanding shares and 427,257 common shares or .981% of the outstanding common shares.

Tamra F. Gould in her retirement accounts owns 17,100 Class A shares or 0.74% of the Class A outstanding shares.

Gould Trading Company owns 10,000 Class A shares or 0.435% of the outstanding Class A shares. In addition, Gould Trading Company owns 19,760 Class B shares or .2524% of the outstanding Class B shares.

Pleasant Lake Apts. Limited Partnership owns 10,000 Class A shares or 0.435% of the outstanding Class A shares. In addition, Pleasant Lake Apts. Limited Partnership owns 17,984 common shares or
 .041% of the outstanding common shares.

Ramat Securities Ltd owns 103,500 Class A shares or 4.5 % of the outstanding Class A shares. In addition, Ramat Securities Ltd owns 82,300 Class B shares or 1.0513% of the outstanding Class
B shares and 175,200 common shares or .4% of the common shares outstanding. David Zlatin is a 17% owner of Ramat Securities Ltd but disclaims being personally part of the group as described in Item 2.

Howard M Amster Charitable Remainder Unitrust owns
58,000 Class B shares or .741% of the outstanding Class B shares.

Amster Limited Partnership owns 2,750 Class B shares or .0351% of the outstanding Class B shares. In addition, Amster Limited Partnership owns 8,978 common shares or .021% of the outstanding common shares.

Pleasant Lakes Apts Corp owns 170 shares or .0022% of the Class B shares. In addition Pleasant Lakes Apts Corp owns 507 common shares or .001% of the outstanding common shares.

Amster Trading Company Charitable Remainder Unitrust owns
126,523 common shares or .29% of the outstanding common shares.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust owns 49,225 common shares or .113% of the outstanding common shares.

The Estate of Sonia K. Amster owns 8,000 common shares or
 .02% of the outstanding common shares.

Refer to the 13D and amendment filings for the Prime
Retail Class B shares.








(c)	Trades executed on the NYSE as open market transactions.

					Shares				Executing
Identity		Date		Bought		Price		Broker
Howard Amster/	12/15/99	 2,000		13.625		First Union
Retirement Accts	01/14/00	 2,000		15.375		First Union
			01/18/00         17,500		12.7679	Bear Stearns
			01/19/00	 4,000		12.9375	First Union
			01/26/00	 2,000		14.0625	First Union
			01/27/00	    200		14.0625	First Union

Tamra F. Gould/	07/13/95	5,000		19.00		Everen Sec
Retirement Accts	09/20/95	5,000		19.50		Everen Sec
			11/21/95	7,100		19.50		Everen Sec

Gould Trading 	01/21/00	5,500		14.034		First Union
Company		01/24/00	4,500		13.916		First Union

Pleasant Lake Apts.	12/15/99        10,000		13.625		First
Union
Ltd. Partnership

Ramat Securities	12/15/99        13,000		13.7308	Bear Stearns
Ltd.			11/09/00	9,000		  4.25		Bear Stearns
			11/15/00	1,000		  6.00		Bear Stearns
			11/16/00	1,500		  6.25		Bear Stearns
			11/17/00	   500		  6.375		Bear Stearns
			12/26/00	3,800		  6.4373	Bear Stearns
			12/27/00	2,000		  6.75		Bear Stearns
			12/28/00	8,700		  6.9425	Bear Stearns
			01/03/01        10,000		  7.9913	Bear Stearns
			01/08/01        40,000		  8.3383	Bear Stearns
			01/12/01        14,000		  8.456		Bear Stearns












Item 6		Contracts, Arrangements, Understandings or Relationships
		With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any person except as set forth in items 2, 3, 5 above.

Item 7		Material to be filed as exhibits.

		None

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in statement is true, complete and correct.


Date		01/16/01


Howard Amster


Tamra F. Gould


Gould Trading Company


Pleasant Lake Apts. Corp


Pleasant Lake Apts.
Ltd Partnership


Ramat Securities Ltd